EXHIBIT 99.11

CONSENT OF MCDANIEL & ASSOCIATES CONSULTANTS LTD.

We hereby consent to the reference to us in this annual report on Form 40-F of Enterra Energy Trust and all other references to our name included or incorporated by reference in: (i) Enterra Energy Trust’s annual report on Form 40-F for the year ended December 31, 2007 and (ii) the registration statement on Form F-3 (File Nos. 333-113609 and 333-115318) and the registration statement on Form S-8 (No. 333-120996), filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended as applicable.

Dated:  March 31, 2008

Calgary, Alberta

Signed “B.J. Wurster”

McDaniel & Associates Consultants Ltd.